The Movie Studio, Inc.

2040 Sherman Street, Hollywood, FL 33020

954-332-6600

April 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:The Movie Studio, Inc. (MVES)
Withdrawal of Registration Statement Form 10-12G Filed April 10, 2015

Account No.:  0001570931- File No. 000-30800

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Movie Studio, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 10-12G together with all exhibits thereto, initially filed on April 4, 2015, (collectively, the “Registration Statement”).

Due to the SEC's request to include financial statements with Form 10-12G, The Company's Form 10-12G is being amended and refiled with the requested financial statements under Rule 8-08 of Regulation SX

Please send copies of the written order granting withdrawal of the Registration Statement to Gordon Scott Venters, President and Chief Executive Officer at the above-mentioned address.

If you have any questions with respect to this matter, please contact me at 954-332-6600.

Sincerely,

THE MOVIE STUDIO, INC.

/s/ GORDON SCOTT VENTERS

Gordon Scott Venters

President and Chief Executive

Officer